BB 3/13 *



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07004186

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
RECEIVED
FEB 28 2007
WASH, D.C. 202

| SEC FILE NUMBER |
|---|
| 8-13464 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2006 AND ENDING December 31, 2006
MM/DD/YY MM/DD/YY

### A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER:**

**Nuveen Investments, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)**

333 West Wacker Drive
(No. and Street)

| Chicago | Illinois | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT**

John P. Amboian (312) 917-7795
(Area Code — Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
Name — *if individual, state last, first, middle name)*

| 303 East Wacker Drive | Chicago, | Illinois | 60601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

**CHECK ONE:**
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

| FOR OFFICIAL USE ONLY |
|---|
| |

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, John P. Amboian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nuveen Investments, LLC, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


"OFFICIAL SEAL"
BARBARA B. SCHROAT
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 06/12/2008

Signature

President

Title

Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**KPMG LLP**
303 East Wacker Drive
Chicago, IL 60601-5212

**Independent Auditors' Report**

The Board of Directors
Nuveen Investments, LLC:

We have audited the accompanying statement of financial condition of Nuveen Investments, LLC (the Company), a subsidiary of Nuveen Investments, Inc., as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 26, 2007

## NUVEEN INVESTMENTS, LLC
**Statement of Financial Condition**
**December 31, 2006**
**(in thousands, except share data)**

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 49,681 |
| Distribution fees receivable | | 6,760 |
| Due from brokers and dealers | | 1,955 |
| Interest receivable | | 161 |
| Other receivables | | 5,662 |
| Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $53,657 | | 6,809 |
| Advanced commissions | | 11,679 |
| Other assets | | 252 |
| | $ | 82,959 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| ***Liabilities:*** | | |
| Due to affiliates | $ | 18,644 |
| Due to brokers and dealers | | 875 |
| Accrued compensation and other expenses | | 11,972 |
| Current income taxes payable, net | | 20 |
| Deferred tax liability, net | | 1,429 |
| Other liabilities | | 9,488 |
| Total liabilities | | 42,428 |
| ***Member's equity:*** | | |
| Units, $5 par value, 20,000 units authorized, 2,200 units issued and outstanding | | 11 |
| Additional paid-in capital | | 10,608 |
| Retained earnings | | 32,264 |
| Accumulated other comprehensive loss, net of tax | | (2,352) |
| Total member's equity | | 40,531 |
| | $ | 82,959 |

*See accompanying notes to statement of financial condition.*

NUVEEN INVESTMENTS, LLC

Notes to Statement of Financial Condition

December 31, 2006

## (1) Summary of Significant Accounting Policies

*General Information and Basis of Presentation*

The statement of financial condition reflects the accounts of Nuveen Investments, LLC (the "Company"). The Company is a wholly owned subsidiary of Nuveen Investments, Inc. ("Nuveen Investments" or the "Parent").

Nuveen Investments, LLC, a registered broker/dealer in securities under the Securities Exchange Act of 1934, provides investment product distribution and related services for managed funds.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results could differ from these estimates.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, investment instruments with maturities of three months or less and other highly liquid investments including commercial paper, which are readily convertible to cash. Included in cash and cash equivalents are $4,993,403 of treasury bills segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

*Securities Purchased Under Agreements to Resell / Securities Sold Under Agreements to Repurchase*

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which such securities will be subsequently resold or repurchased, including accrued interest. The Company's exposure to credit risks associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations that may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to take possession of the securities underlying the agreements to resell or enter into tri-party agreements, which include segregation of the collateral by an independent third party for the benefit of the Company. The Company monitors the value of these securities daily and, if necessary, obtains additional collateral to assure that the agreements are fully secured.

The Company utilizes repurchase agreements to invest cash not required to fund daily operations. Such repurchase agreements typically mature on the day following the day in which the Company enters into such agreements. Since these agreements are highly liquid investments, readily convertible to cash, and mature in less than three months, the Company includes these amounts in cash equivalents for statement of financial condition and cash flow purposes. At December 31, 2006, the Company did not have any

## (1) Summary of Significant Accounting Policies (Continued)

securities purchased under agreements to resell with an outside third party. In addition, from time to time, the Company acts as agent for the Parent to invest excess cash. At December 31, 2006, the Company did not have any securities sold under agreements to repurchase with the Parent.

*Securities Transactions*

Securities transactions entered into by the Company are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned (trading accounts) are valued at market value.

As part of its clearing function for an affiliate, in the normal course of business, the Company purchases municipal bonds and from time to time, U.S. government obligations. At December 31, 2006, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country and is reflected in Other Assets on the Statement of Financial Condition.

*Furniture, Equipment and Leasehold Improvements*

Furniture and equipment, primarily computer equipment, is depreciated on a straight-line basis over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease. The Company capitalizes certain costs incurred in the development of internal-use software. Software development costs are amortized on a straight-line basis over a period of not more than five years.

*Advanced Commissions*

Advanced commissions consist of commissions advanced by the Company on sales of certain mutual fund shares. Such commissions are being amortized over the lesser of the Securities and Exchange Commission Rule 12b-1 revenue stream period (one to eight years) or the period during which the shares of the fund upon which the commissions were paid remain outstanding.

*Accumulated Other Comprehensive Income*

During the year ended December 31, 2005, the Company updated certain actuarial assumptions used to determine the accumulated benefit obligation ("ABO") for its qualified pension plan. As a result, the Company's qualified pension plan was determined to be underfunded on a GAAP basis as of December 31, 2005. Consequently, a charge was recorded to member's equity, net of income tax benefits, as a component of other comprehensive loss for approximately $2.4 million. See also Note 4, "Pension and Post-Retirement Plans."

NUVEEN INVESTMENTS, LLC

**Notes to Statement of Financial Condition**

**December 31, 2006**

## (2) Income Taxes

The Company has elected to be taxed as a C-corporation. Taxable income of the Company is included in the consolidated federal income tax return of Nuveen Investments, to whom income tax payments are made. Federal and state income taxes are computed on income taxable under applicable tax laws and on a separate return basis. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are applicable to periods in which the differences are expected to affect taxable income. Although valuation allowances may be established, when necessary, to reduce deferred tax assets to amounts expected to be realized, there were no deferred tax asset valuation allowances at December 31, 2006.

The tax effect of significant items which give rise to deferred tax assets and liabilities recorded on the Company's statement of financial condition at December 31, 2006 are shown in the following table:

| | (in thousands) |
|---|---|
| Gross deferred tax assets: | |
| Book amortization/depreciation in excess of tax amortization/depreciation | $ 3,528 |
| Pension and post-retirement benefit plan costs | 1,504 |
| Construction abatement | 407 |
| Other | 726 |
| Gross deferred tax assets | 6,165 |
| Gross deferred tax liabilities: | |
| Deferred commissions and offering costs | 4,896 |
| Internally developed software | 2,686 |
| Other | 12 |
| Gross deferred tax liabilities | 7,594 |
| Net deferred tax liability | $ 1,429 |

The future realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these future tax deductions.

There were no federal or state income taxes paid by the Company during 2006.

## (3) Commitments and Contingencies

In the normal course of business, the Company enters into when-issued, delayed delivery, and underwriting commitments. Estimated profits and losses on those commitments are reflected in the financial statements at year-end.

## (3) Commitments and Contingencies (Continued)

There are no minimum rental commitments for office space and equipment, nor estimated escalation for insurance, taxes, and maintenance for any future years. The lease for the Company's headquarters is held in the name of the Parent and is therefore not included as an obligation of the Company.

## (4) Pension and Post-Retirement Plans

The Company maintains a non-contributory qualified pension plan, a non-contributory excess pension plan (described below), and a post-retirement benefit plan. The non-contributory qualified pension plan and the post-retirement benefit plan cover the majority of employees of the Company as well as employees of the Parent and certain of the Parent's subsidiaries. Costs associated with these plans are allocated among the Company, the Parent and such subsidiaries. Pension benefits are based on years of service and the employee's average compensation during the highest consecutive five years of the employee's last ten years of employment. The Company's funding policy is to contribute annually at least the minimum amount that can be deducted for federal income tax purposes. Effective March 24, 2003, the pension plans were amended to only include employees who qualified as plan participants prior to such date. On March 31, 2004, the plans were amended to provide that existing plan participants will not accrue any new benefits under the plans after March 31, 2014. Additionally, the Company currently maintains a post-retirement benefit plan providing certain life insurance and health care benefits for retired employees and their eligible dependents. The cost of these benefits is shared by the Company and the retiree.

The non-contributory excess pension plan is maintained by the Company for certain employees who participate in the qualified pension plan and whose pension benefits exceed the Section 415 limitations of the Internal Revenue Code. Pension benefits for this plan follow the vesting provisions of the qualified plan with new participation frozen and benefit accruals ending as described in the prior paragraph. Funding is not made under this plan until benefits are paid, absent a change in control of the Company.

*SFAS No. 158*

On September 29, 2006, the FASB issued a new pension standard, SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"), marking the end of the first phase of the FASB's project for revamping retiree-benefit accounting. For publicly traded companies, SFAS No. 158 is effective for fiscal years ending after December 15, 2006. SFAS No. 158 requires an employer to:

(a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status;

(b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and

(c) recognize changes in the funded status of a defined benefit post-retirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income.

**(4) Pension and Post-Retirement Plans (Continued)**

Under SFAS No. 158, the funded status of a pension is defined as the difference between the fair value of a plan's assets and the projected benefit obligation ("PBO"). The PBO reflects anticipated future pay increases.

For the year ended December 31, 2005 and prior to SFAS No. 158, the Company had updated certain actuarial assumptions used to determine the accumulated benefit obligation ("ABO") for its qualified pension plan. As a result, the Company's qualified pension plan was determined to be underfunded on an ABO basis as of December 31, 2005. Consequently, a charge was recorded to stockholders' equity, net of income tax benefits, as a component of other comprehensive loss, of approximately $2.4 million. At December 31, 2006, an additional charge was necessary. This charge was recorded to stockholders' equity of the Parent, as the Parent ultimately makes any necessary payments on the pension and post-retirement plans. The amount recorded at December 31, 2006 to the Parent as a component of other comprehensive loss, net of income tax benefits, was approximately $2.2 million for the qualified and excess pension plans. In addition, at December 31, 2006, a gain of approximately $75,000, net of income tax, was recorded as a component of other comprehensive income related to the post-retirement benefits plan. Of the total amounts recorded into accumulated other comprehensive income/(loss) as of December 31, 2006, the adoption of SFAS No. 158 resulted in a loss of approximately $3.3 million (after tax) associated with the pension plans, and the entire $75,000 gain (after tax) for the post-retirement benefit plan.

*Medicare Part D*

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") became law. The Act provides for a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to the benefit established by the Act. On May 19, 2004, the FASB issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "FSP"). The FSP provides guidance on accounting for the effects of the Act, which resulted in a reduction in the accumulated projected benefit obligation for the subsidy related to benefits attributed to past service. Treating the future subsidy under the Act as an actuarial experience gain, as required by the guidance, decreased the accumulated projected benefit obligation at the beginning of the third quarter of 2004 by approximately $0.6 million.

*Measurement*

For purposes of the Company's financial statements, the plans' measurement date is December 31. The market-related value of plan assets is determined based on the fair value at measurement date. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate used reflects the rate at which the Company believes the pension plan obligations could be effectively settled at the measurement date, as though the pension benefits of all plan participants were determined as of that date.

NUVEEN INVESTMENTS, LLC

Notes to Statement of Financial Condition

December 31, 2006

## (4) Pension and Post-Retirement Plans (Continued)

*Accumulated Benefit Obligation*

An accumulated benefit obligation represents the actuarial present value of benefits. Whether vested or non-vested, they are attributed by the pension benefit formula to employee services rendered before a specified date using existing salary levels. At December 31, 2006, the accumulated benefit obligation for the pension plans was $33.7 million. For the post-retirement plan, the accumulated benefit obligation at December 31, 2006 was $9.8 million.

*Projected Benefit Obligation*

A projected benefit obligation represents the actuarial present value as of a date of all benefits attributed by the pension benefit formula to employee service performed before that date. It is measured using assumptions as to future compensation levels, as the pension benefit formula is based on those future salary levels.

The following tables provide a reconciliation of the changes in the pension plans' projected benefit obligations, the post-retirement benefit plan's accumulated benefit obligation, the fair value of plan assets for the year ended December 31, 2006, and a statement of the funded status as of December 31, 2006:

*(in 000s)*

**Change in projected benefit obligation for pension benefits:**

| | |
|---|---|
| Obligation at January 1 | $ 36,412 |
| Service cost | 1,819 |
| Interest cost | 2,099 |
| Actuarial (gain)/loss | (349) |
| Benefit payments | (864) |
| Curtailments | -- |
| Obligation at December 31 | $ 39,117 |

*(in 000s)*

**Change in accumulated post-retirement benefit obligation:**

| | |
|---|---|
| Obligation at January 1 | $9,454 |
| Service Cost | 277 |
| Interest Cost | 514 |
| Actuarial loss | 104 |
| Actual Benefits Paid | (574) |
| Expected Medicare Part D Reimbursements | 49 |
| Obligation at December 31 | $9,824 |

**(4) Pension and Post-Retirement Plans (Continued)**

| *(in 000s)* **Change in fair value of plan assets:** | **Pension** | **Post-Retirement Benefits** |
|---|---|---|
| Fair value of plan assets at January 1 | $ 26,939 | $ -- |
| Actual return on plan assets | 2,406 | -- |
| Benefit payments | (864) | (524) |
| Company contributions | -- | 524 |
| Fair value of plan assets at December 31 | $ 28,481 | $ -- |

| *(in 000s)* **Reconciliation of Net Asset/(Liability):** | **Pension** | **Post-Retirement Benefits** |
|---|---|---|
| Funded status at December 31 | $ (10,636) | $ (9,824) |
| Accumulated other comprehensive gain/(loss) | (7,499) | (294) |
| Unrecognized prior service cost | 49 | (2,188) |
| Net actuarial (gain)/loss | 7,450 | 2,482 |
| Net asset/(liability) at December 31 | $ (10,636) | $ (9,824) |

*Plan Assets*

The Company employs a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, and include small and large capitalizations with an emphasis on large capitalization stocks. Other assets such as real estate are used to enhance long-term returns while providing additional portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. For the year ended December 31, 2006, no derivatives were utilized. Investment risk is measured and monitored on an on-going basis through quarterly investment portfolio reviews and annual liability measurements.

The expected long-term rate of return on plan assets is estimated based on the plan's actual historical return results, the allowable allocation of plan assets by investment class, market conditions and other relevant factors. The Company evaluates whether the actual allocation has fallen within an allowable range, and then the Company evaluates actual asset returns in total and by asset class.

## (4) Pension and Post-Retirement Plans (Continued)

The following table presents actual allocation of plan assets, in comparison with the allowable allocation range, both expressed as a percentage of total plan assets, as of December 31, 2006:

| Asset Class | Actual | Allowable |
|---|---|---|
| Cash | 3% | 0-15% |
| Fixed-income | 37 | 20-60 |
| Equities | 60 | 30-70 |
| Other | -- | 0-10 |
| Total | 100% | |

*Expected Contributions*

During 2007, the Parent expects to contribute approximately $153,000 to the excess pension plan. The Parent does not expect to make any contributions during 2007 to the qualified pension plan. In addition, the Parent expects to contribute approximately $552,000 during 2007, net of expected Medicare Part D reimbursements, for benefit payments to the post-retirement benefit plan.

The following table provides the expected benefit payments for each of the plans in each of the next five years as well as for the aggregate of the five fiscal years thereafter:

| *(in 000s)*<br>**Expected Benefit Payments** | **Pension Benefits** | **Post-retirement Benefits** |
|---|---|---|
| 2007 | $1,133 | $ 605 |
| 2008 | 2,190 | 635 |
| 2009 | 1,642 | 685 |
| 2010 | 1,808 | 709 |
| 2011 | 3,260 | 722 |
| 2012 – 2016 | 14,906 | 3,847 |

The following table provides the expected Medicare Part D reimbursements for each of the plans in each of the next five years as well as for the aggregate of the five fiscal years thereafter:

| *(in 000s)*<br>**Expected Medicare Part D Reimbursements** | **Post-Retirement Benefits** |
|---|---|
| 2007 | $ 52 |
| 2008 | 57 |
| 2009 | 59 |
| 2010 | 61 |
| 2011 | 61 |
| 2012 – 2016 | 316 |

## (4) Pension and Post-Retirement Plans (Continued)

*Amounts Recognized on the Consolidated Balance Sheet of the Parent*

The following table provides the amounts recognized on the consolidated balance sheet of the Parent as of December 31, 2006. Prepaid benefit costs would be recorded in other assets. Accrued benefit liabilities are recorded in accrued compensation and other expenses.

| *(in 000s)* | Pension Benefits | Post-retirement Benefits |
|---|---|---|
| Assets- | | |
| Prepaid benefit cost | $ -- | $ -- |
| Liabilities- | | |
| Current accrued benefit liabilities | (153) | (532) |
| Non-current accrued benefit liabilities | (10,483) | (9,292) |
| Net amount recognized | $ (10,636) | $ (9,824) |

The qualified and non-qualified pension plans' projected benefit obligations exceed the fair value of plan assets for the year ended December 31, 2006. The post-retirement benefits plan has no plan assets. The accumulated projected benefit obligation for the post-retirement plan is $9.8 million as of December 31, 2006.

*Assumptions*

The assumptions used in the measurement of the benefit obligation as of December 31, 2006 are shown in the following table:

| | Pension Benefits | Post-retirement Benefits |
|---|---|---|
| Discount rate | 5.92% | 5.92% |
| Rate of compensation increase | 4.50% | N/A |

The discount rates used in the determination of the benefit obligation for pension and post-retirement benefits were based on a yield curve approach at December 31, 2006.

The assumptions used in the determination of the net cost for the year ended December 31, 2006 are shown in the following table:

| | Pension Benefits | Post-retirement Benefits |
|---|---|---|
| Discount rate | 5.75% | 5.75% |
| Expected long-term rate of return on plan assets | 8.19% | N/A |
| Rate of compensation increase | 4.50% | N/A |

## (4) Pension and Post-Retirement Plans (Continued)

For purposes of determining the post-retirement benefits obligation at December 31, 2006, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for beneficiaries under age 65, and an 8% annual rate of increase in the per capita cost of covered health care benefits was used for beneficiaries aged 65 and older. These annual rates of increase gradually decline to a 5% annual rate of increase by the year 2009 for beneficiaries under age 65, and the year 2010 for beneficiaries aged 65 and older.

Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effect:

| *(in 000s)* | 1% Increase | 1% Decrease |
|---|---|---|
| Effect on the health care component of the accumulated post-retirement benefit obligation | $ 1,374 | $ (1,134) |

The Company has a 401(k)/profit sharing plan that covers the majority of its employees, including employees of the Parent and the Parent's subsidiaries. Amounts determinable under the plan are contributed in part to a profit sharing trust qualified under the Internal Revenue Code with the remainder paid as cash bonuses, equity awards and matching 401(k) employee contributions.

The Company has a nonqualified deferred compensation program whereby certain key employees of the Company as well as the employees of the Parent and the Parent's subsidiaries can elect to defer receipt of all or a portion of their cash bonuses until a date certain or until retirement, termination, death or disability. The deferred compensation liabilities incur interest expense at the prime rate or at a rate of return of one of several managed funds sponsored by the Company, as selected by the participant. The Company mitigates its exposure relating to participants who have selected a fund return by investing in the underlying fund at the time of the deferral.

## (5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, the "Uniform Net Capital Rule", which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2006, the Company's net capital ratio was 5.33 to 1 and its net capital was approximately $8,124,000, which is $5,236,000 in excess of the required net capital of $2,888,000.



**KPMG LLP**
303 East Wacker Drive
Chicago, IL 60601-5212

**Independent Auditors' Report on**
**Internal Control Required by Securities Exchange Commission Rule 17a-5**

The Board of Directors.
Nuveen Investments, LLC:

In planning and performing our audit of the statement of financial condition of Nuveen Investments, LLC (the Company), a subsidiary of Nuveen Investments, Inc., for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2007



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